Exhibit 99.1

Concord Medical Reports Third Quarter 2014 Financial Results

—Reiterates FY14 Financial Forecast—

BEIJING, November 17, 2014 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), an operator of specialty cancer hospitals and the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2014[1].

Third Quarter 2014 Highlights

•	Total net revenue, which consists of net revenues generated from the network business and hospital business, was RMB265.7 million ($43.3 million) in the third quarter of 2014, a 13.6% increase from RMB234.0 million in the third quarter of 2013.

•	Gross profit in the third quarter of 2014 was RMB88.6 million ($14.4 million), a 0.8% increase from RMB87.9 million in the third quarter of 2013.

•	Net income attributable to ordinary shareholders in the third quarter of 2014 was RMB34.5 million ($5.6 million), a 30.3% increase from RMB26.5 million in the third quarter of 2013.

•	Basic and diluted earnings per American Depositary Share (“ADS”)[2] in the third quarter of 2014 were RMB0.77 ($0.13) and RMB0.72 ($0.12), respectively, compared with RMB0.59 in the third quarter of 2013.

•	Adjusted EBITDA[3] (non-GAAP) in the third quarter of 2014 was RMB111.4 million ($18.1 million), a 9.4% increase from RMB101.8 million in the third quarter of 2013.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, stated: “The past quarter was marked by our excellent operational and financial performances. Our top and bottom lines increased by 13.6% and 30.3%, respectively, over the period of the previous year, and the growth rate is also higher. We are seeing more contribution from our network centers, especially from the centers which provide high-end radiotherapy and diagnostic services to our patients, such as CyberKnife and PET-CT centers. It is our corporate strategy to provide the best treatment and services available to our patients. The strategy is paying off and we will continue to pursue the strategy, as we build Concord into a leading operator of cancer specialty hospitals and radiotherapy and diagnostic centers in China.”

“During the quarter, we have achieved a great milestone in our corporate strategy. Datong Meizhong Jiahe Cancer Center has received the relevant government approvals. It is the first free-standing cancer specialty hospital in the Concord network. We plan to replicate the model in other cities in China, especially in cities we have existing centers in operation. Thus, we can take advantage of the medical and operational teams in place. The Datong Meizhong Jiahe Cancer Center is expected to open in the first half of 2015. Our business development team is actively exploring similar opportunities in other cities in China.”

“Currently, the healthcare reform in China is progressing quickly. The reform is touching upon many historically challenging issues, such as multi-location practice for doctors and equipment licensing to private hospitals. We are very pleased to see that the new government initiatives have brought great feasibility and visibility to our strategic plans. As doctors enjoy more freedom of practice, similar to their foreign counterparts, we will be able to attract more talents to our future hospitals, providing Concord Medical with a strong advantage, as our hospitals will be operated and managed similar to the model of best hospitals in the world.”

“Giving the solid operational and financial performance in the first three quarters of the year, we reiterate our full year guidance forecast.”

Third Quarter 2014 Results by Segment

Network business

The total number of centers in operation was 141 in 56 cities around China as of September 30, 2014, same as the previous quarter. At the end of this quarter the Company entered into agreements to establish two additional centers.

Net revenues from the network business were RMB143.2 million ($23.3 million) for the third quarter of 2014, representing an increase of 9.2% from RMB131.1 million for the third quarter of 2013, primarily due to the increased contribution from PET-CT and CyberKnife centers.

Gross profit margin of the network business was 50.7% for the third quarter of 2014, as compared with 56.0% for the third quarter of 2013. The lower gross profit margin was primarily due to higher medical consumable expenses during the quarter.

Capital expenditure of the network business was RMB16.7 million ($2.7 million) for the third quarter of 2014, compared with RMB20.9 million in the third quarter of 2013.

Selling expenses in the network business were RMB27.5 million ($4.5 million) for the third quarter of 2014, representing an increase of 11.4% from the third quarter of 2013. The increase was consistent with the higher revenue during the quarter.

General and administrative expenses in the network business were RMB20.1 million ($3.3 million), compared with RMB13.3 million for the third quarter of 2013.The increase was primarily due to higher travel and meeting expenses. During the quarter, the Company collected RMB20 million historical bad debts that were previously written off, resulting in net general and administrative expenses of RMB0.1 million for the quarter.

Accounts receivable from the network business was RMB258.1 million ($42.1 million) as of September 30, 2014, compared to RMB281.9 million as of June 30, 2014. The average period of sales outstanding for accounts receivable, or Days Sales Outstanding (DSO), was 173 days for the third quarter of 2014, compared to 156 days for the second quarter of 2014.

As of September 30, 2014, the Company, not including Chang’an Hospital, had bank credit lines of RMB2,920.0 million ($448.3 million), of which RMB1,065.3 million ($173.6 million) was utilized, inclusive of the IFC loan of $50 million of which $20 million in convertible loans was utilized since Feb 2014. The company is working with IFC for the disbursement of the remaining $30 million in A-Loan currently.

During the third quarter of 2014, the Company handled 7,700 patient treatment cases and 78,829 patient diagnostic cases in the center network, representing a 3.8% decrease and a 0.5% decrease from the third quarter of 2013, respectively.

Hospital business

Net revenues from the hospital business were RMB122.5 million ($20.0 million) for the third quarter of 2014, an increase of 19.0% from the third quarter of 2013. Net revenues from the hospital business for the third quarter of 2014 were comprised of:

•	outpatient revenues of RMB29.7 million ($4.8 million), representing 24% of the net revenues from the hospital business;

•	inpatient revenues of RMB39.3 million ($6.4 million), representing 32% of the net revenues from the hospital business; and

•	medicine revenues of RMB53.5 million ($8.7 million), representing 44% of the net revenues from the hospital business.

Cost of service for the hospital business for the third quarter of 2014 was RMB106.5 million ($17.3 million), of which the medicine cost was RMB44.4 million ($7.2 million) and the medical service cost was RMB62.1 million ($10.1 million).

Gross profit margin of the hospital business was 13.1% for the third quarter of 2014, as compared with 14.0% from the third quarter of 2013. Higher salary and compensation costs to the medical team were the main reasons for the decrease in gross profit margin.

Capital expenditure of the hospital business was RMB8.5 million ($1.4 million) for the third quarter of 2014, compared with RMB6.7 million for the third quarter of 2013.

General and administrative expenses in the hospital business were RMB4.7 million ($0.8 million) for the third quarter of 2014, compared with RMB4.5 million for the third quarter of 2013.

As of September 30, 2014, Chang’an Hospital had accounts receivable of RMB47.0 million ($7.7 million), compared to RMB43.9 million as of June 30, 2014. The number of day sales outstanding was 34 days, compared to 31 days for the second quarter of 2014. The accounts receivable balance was mainly related to medical revenues covered by various government-sponsored insurance programs. Chang’an Hospital settles the balance with the local social insurance bureau on a periodic basis.

Chang’an Hospital received 160,181 outpatients and 8,505 inpatients for the third quarter of 2014. The average bed utilization for the quarter was 85.2%. The average number of days of hospital stay was 8.8 days per patient for the quarter. Chang’an Hospital operated 1,015 beds as of September 30, 2014.

Chang’an Hospital is a leading private-owned for-profit general hospital, located in Xi’an, Shanxi Province. Established in 2002, Chang’an Hospital had 57 departments with over 1,502 medical and non-medical staff as of September 30, 2014.

Recent Developments

On October 27, 2014, the Company announced that it has received relevant government approvals to establish a free-standing radiotherapy cancer center, Datong Meizhong Jiahe Cancer Center (“Datong Center”) in Datong City, Shanxi Province.

The Datong Center, a 100%-owned subsidiary of Concord Medical, will provide advanced, best-practice diagnostic and radiotherapy services. The 100 bed- facility is completed, will be the first free-standing center in the Concord Medical network. Construction is expected to begin in November 2014 and the center will be operational in 2015.

The Datong center will be registered as a specialty cancer hospital with all required departments, including radiation, imaging, test laboratory, inpatient, and nursing. This center will apply to join the local social insurance coverage. The Datong center represents an important step of the Company’s broader strategy to build a nationwide chain of free-standing cancer treatment and diagnosis centers in the future.

2014 Outlook

For the 2014 fiscal year, the Company expects earnings in the range of $0.45 to $0.50 per ADS, or $20.3 million to $22.5 million in Net Income Attributable to Ordinary Shareholders. The Company forecasts construction will start on Datong Meizhong Jiahe Cancer Center during 2014.

These estimates are based on current market and operating conditions, are subject to change, and may be impacted positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.

Notes:

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1380 to US$1.00, the effective noon buying rate as of September 30, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Each ADS represents three ordinary shares of the Company.
[3]	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, changes in fair value of derivatives and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment and other income or expense.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on November 18, 2014 (9:00 p.m. Beijing/Hong Kong time on November 18, 2014).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	1 866 519 4004
International:	65 67239381
U.K. Toll Free:	08082346646
Hong Kong Toll Free:	800-906-601
China Local:	400-620-8038 / 800-819-0121
Passcode:	CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free:	1 855 452 5696
International:	6 12 8199 0299
Conference ID:	30474533

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited is an operator of specialty cancer hospitals and the largest network of radiotherapy and diagnostic imaging centers in China. As of September 30, 2014, the Company operated a network of 141 centers with 81 hospital partners that spanned 56 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense and changes in fair value of derivatives. The Company believes excluding share-based compensation expense and changes in fair value of derivatives from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense and changes in fair value of derivatives are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, changes in fair value of derivatives and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment and other income or expense. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2013	September 30, 2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	283,033	246,985	40,239
Restricted cash, current portion	422,140	499,587	81,392
Accounts receivable	313,909	305,076	49,703
Inventories	19,717	20,663	3,366
Prepayments and other current assets	111,480	127,608	20,790
Net investments in direct financing leases, current portion	128,814	130,697	21,293
Deferred tax assets, current portion	10,652	12,211	1,989
Amount due from related parties	10,265	13,322	2,170

Total current assets	1,300,010	1,356,149	220,942

Non-current assets
Property, plant and equipment, net	1,492,573	1,391,981	226,781
Goodwill	292,885	292,885	47,717
Intangible assets, net	116,843	95,923	15,628
Deposits for non-current assets	76,669	88,982	14,497
Net investments in direct financing leases, non-current portion	199,467	141,847	23,110
Deferred tax assets, non-current portion	17,721	16,465	2,682
Equity method investments	217,413	219,217	35,715
Other non-current assets	86,847	54,734	8,917
Prepaid land lease payments	140,201	137,494	22,400
Indemnification assets	59,518	59,518	9,697
Loan to a non-controlling shareholder of a subsidiary	93,410	72,609	11,829

Total non-current assets	2,793,547	2,571,655	418,973

Total assets	4,093,557	3,927,804	639,915

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	487,964	484,901	79,000
Long-term bank borrowings, current portion	273,310	235,315	38,337
Accounts payable	149,209	161,470	26,307
Accrual for purchase of property, plant and equipment	49,741	37,490	6,108
Obligations under capital leases, current portion		15,133	2,465
Accrued expenses and other liabilities	146,489	248,421	40,473
Income tax payable	48,201	59,784	9,740
Deferred revenue, current portion	15,668	14,789	2,409
Amount due to related parties, current portion	3,217	1,271	207
Deferred tax liabilities, current portion	860	860	140

Total current liabilities	1,174,659	1,259,434	205,186

Non-current liabilities
Long-term bank borrowings, non-current portion	324,974	386,431	62,957
Accrued unrecognized tax benefits & surcharge, non-current portion	67,719	67,719	11,033
Obligations under capital leases, non-current portion	400	29,824	4,859
Other long term liabilities	32,369	44,277	7,214
Amount due to related parties, non-current	26,828	7,528	1,226
Deferred tax liabilities, non-current portion	32,891	38,469	6,267

Total non-current liabilities	485,181	574,248	93,556

Total liabilities	1,659,840	1,833,682	298,742

Commitments and contingencies
EQUITY
Ordinary shares	105	105	17
Treasuary stock	(5)	(4)	(1)
Additional paid-in capital	2,520,338	2,074,125	337,915
Accumulated other comprehensive loss	(15,283)	(11,816)	(1,925)
Accumulated deficit	(383,162)	(286,603)	(46,693)

Total Concord Medical Services Holdings Limited shareholders’ equity	2,121,993	1,775,807	289,313
Noncontrolling interests	311,724	318,315	51,860

Total equity	2,433,717	2,094,122	341,173

Total liabilities and equity	4,093,557	3,927,804	639,915

Concord Medical Services Holdings Limited

Consolidated Statements of Income

(in thousands, except per ADS data)

	For The Three Months Ended
	September 30, 2013	September 30, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges
Network	131,087	143,208	23,331
Hospital-Medicine income	43,833	53,543	8,723
Hospital-Medical service income	59,052	68,941	11,232

Total net revenues	233,972	265,692	43,286
Cost of revenues
Network	(57,659)	(70,649)	(11,510)
Hospital-Medicine cost	(37,263)	(44,404)	(7,234)
Hospital-Medical service cost	(51,177)	(62,072)	(10,113)

Total cost of revenues	(146,099)	(177,125)	(28,857)
Gross profit	87,873	88,567	14,429
Operating expenses
Selling expenses	(24,672)	(27,485)	(4,478)
General and administrative expenses	(17,770)	(4,613)	(752)

Operating income	45,431	56,469	9,199
Interest expenses	(10,893)	(11,799)	(1,922)
Foreign exchange gain, net	465	(982)	(160)
(Loss) gain on disposal of property, plant and equipment	(110)	(330)	(54)
Interest income	4,720	5,111	833
Share of net profit of equity investees	4,094	4,160	678
Other (loss) income, net	203	409	67

Income before income taxes	43,910	53,038	8,641
Income tax expenses	(15,229)	(16,004)	(2,607)
Net income	28,681	37,034	6,034

Net income attributable to noncontrolling interests	2,220	2,538	413
Net income attributable to ordinary shareholders	26,461	34,496	5,621

Earnings per ADS
Basic	0.59	0.77	0.13
Diluted	0.59	0.72	0.12
Weighted average number of ADS outstanding:
Basic	45,006,568	44,945,433	44,945,433
Diluted	45,006,568	48,006,314	48,006,314

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended September 30, 2013			For the three months ended September 30, 2014
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating income	45,431	2,211	47,642	56,469	2,125	58,594
Net income	28,681	2,211	30,892	37,034	2,125	39,159
Basic earnings per ADS	0.59	0.05	0.64	0.77	0.05	0.82
Diluted earnings per ADS	0.59	0.05	0.64	0.72	0.04	0.76

(*)	The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended
	September 30, 2013	September 30, 2014
Net income	28,681	37,034
Interest expenses, net	6,173	6,688
Income tax expenses	15,229	16,004
Depreciation and amortization	50,110	48,621
Share-based compensation	2,211	2,125
Other adjustments	(558)	903

Adjusted EBITDA	101,846	111,374

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, gain (loss) from disposal of property, plant and equipment and other income or expense.